EXHIBIT 99.1

Brookfield Business Corporation Announces Results of Annual Meeting of Shareholders

BROOKFIELD, NEWS, June 20, 2024 (GLOBE NEWSWIRE) -- Brookfield Business Corporation (the “Corporation”) (NYSE, TSX: BBUC) today announced that all ten nominees proposed for election to the board of directors of the Corporation by holders of class A exchangeable subordinate voting shares (“Exchangeable Shares”) and holders of class B multiple voting shares (“Class B Shares”) were elected at the Corporation’s annual general meeting of shareholders held on June 20, 2024 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 218,863,341 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Exchangeable Shares and Class B Shares, voting together as a single class, in regard to the election of the ten directors:

Director Nominee	Votes For	%	Votes Withheld	%
Cyrus Madon	287,216,951	99.91	248,837	0.09
Jeffrey Blidner	281,259,898	97.84	6,205,890	2.16
David Court	286,943,397	99.82	522,391	0.18
Stephen Girsky	286,512,904	99.67	952,884	0.33
David Hamill	286,799,529	99.77	666,259	0.23
Anne Ruth Herkes	286,943,804	99.82	521,984	0.18
John Lacey	282,305,090	98.20	5,160,698	1.80
Don Mackenzie	287,436,929	99.99	28,859	0.01
Michael Warren	287,436,883	99.99	28,905	0.01
Patricia Zuccotti	287,425,749	99.99	40,039	0.01

A summary of all votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $925 billion of assets under management.

For more information, please contact:

Media:	Investors:
Marie Fuller	Alan Fleming
Tel: +44 207 408 8375	Tel: +1 (416) 645-2736
Email: marie.fuller@brookfield.com	Email: alan.fleming@brookfield.com